UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 19, 2025

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On December 19, 2025, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following sixty-two (62) single-family homes from our sponsor, Seed InvestCo, LLC (“Sponsor”), through the purchase of Flipside 6, LLC, which entity was partially owned by our Sponsor:

Property Addresses:

144 Laurel Way, Ashland City TN 37015

151 Laurel Way, Ashland City, TN 37015

101 Bell Street, Ashland City, TN 37015

102 Bell Street, Ashland City, TN 37015

103 Bell Street, Ashland City, TN 37015

104 Bell Street, Ashland City, TN 37015

105 Bell Street, Ashland City, TN 37015

106 Bell Street, Ashland City, TN 37015

107 Bell Street, Ashland City, TN 37015

108 Bell Street, Ashland City, TN 37015

109 Bell Street, Ashland City, TN 37015

110 Bell Street, Ashland City, TN 37015

111 Bell Street, Ashland City, TN 37015

112 Bell Street, Ashland City, TN 37015

113 Bell Street, Ashland City, TN 37015

114 Bell Street, Ashland City, TN 37015

115 Bell Street, Ashland City, TN 37015

116 Bell Street, Ashland City, TN 37015

117 Bell Street, Ashland City, TN 37015

118 Bell Street, Ashland City, TN 37015

119 Bell Street, Ashland City, TN 37015

120 Bell Street, Ashland City, TN 37015

121 Bell Street, Ashland City, TN 37015

185 Arbor Loop 8B, Ashland City, TN 37015

189 Arbor Loop 9A, Ashland City, TN 37015

191 Arbor Loop 9B, Ashland City, TN 37015

177 Arbor Loop 7A, Ashland City, TN 37015

173 Arbor Loop 6A, Ashland City, TN 37015

175 Arbor Loop 6B, Ashland City, TN 37015

169 Arbor Loop 5A, Ashland City, TN 37015

171 Arbor Loop 5B, Ashland City, TN 37015

167 Arbor Loop 4B, Ashland City, TN 37015

163 Arbor Loop 3B, Ashland City, TN 37015

161 Arbor Loop 3A, Ashland City, TN 37015

159 Arbor Loop 2B, Ashland City, TN 37015

157 Arbor Loop 2A, Ashland City, TN 37015

155 Arbor Loop 1B, Ashland City, TN 37015

153 Arbor Loop 1A, Ashland City, TN 37015

122 A Valley View Street, Ashland City, TN 37015

122 B Valley View Street, Ashland City, TN 37015

122 C Valley View Street, Ashland City, TN 37015

122 D Valley View Street, Ashland City, TN 37015

122 E Valley View Street, Ashland City, TN 37015

122 F Valley View Street, Ashland City, TN 37015

205 Briar Road (1 Peach), Ashland City, TN 37015

211 Briar Road (2 Peach), Ashland City, TN 37015

200 Briar Road (3 Peach), Ashland City, TN 37015

190 Briar Road (4 Peach), Ashland City, TN 37015

178 Briar Road (5 Peach), Ashland City, TN 37015

172 Briar Road (6 Peach), Ashland City, TN 37015

166 Briar Road (7 Peach), Ashland City, TN 37015

154 Briar Road (8 Peach), Ashland City, TN 37015

148 Briar Road (9 Peach), Ashland City, TN 37015

122 Briar Road (10 Peach), Ashland City, TN 37015

121 Peach Street (11 Peach), Ashland City, TN 37015

161 Peach Street (12 Peach), Ashland City, TN 37015

173 Peach Street (13 Peach), Ashland City, TN 37015

185 Peach Street (14 Peach), Ashland City, TN 37015

268 White Bridge Pike, Unit 1, Ashland City, TN 37015

268 White Bridge Pike, Unit 2, Ashland City, TN 37015

268 White Bridge Pike, Unit 3, Ashland City, TN 37015

268 White Bridge Pike, Unit 4, Ashland City, TN 37015

Description:	Flipside 6, LLC consists of 62 single family homes; the 2 (two) Single-family homes on Laurel Way are 1,596 Square foot homes each consist of 3 bedrooms, and 2.5 bathrooms built in 2018 and sits on approximately 0.05 acres; the 21 (twenty-one) single family homes on Bell Street are 1,634 square foot each consist of 3 bedrooms, and 2.5 bathrooms built in 2022 and sits on approximately 1.06 acres; the 15 (fifteen) single family homes on Arbor Loop are 800 square foot each consist of 1 bedroom, and 1.5 bathrooms built in 2022 and sits on approximately 0.34 acres; the six (six) single family homes Valley View Street are 2,738 square foot each consist of 4 bedrooms, and 2.5 bathrooms built in 2022 and sits on approximately 0.35 acres; the 14 (fourteen) single family homes on Briar Road and Peach Street are 1,761 square foot each consist of 3 bedrooms, and 2.5 bathrooms built in 2013 and sits on approximately 0.32 acres; the four (four) single family homes on White Bridge Pike are 1,479 square foot each consist of 2 bedroom, and 2.5 bathrooms built in 2024 and sits on approximately 0.08 acres
Purchase Price by Roots:	$20,555,040 allocated purchase price
Current Market Value:	$23,381,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 12/ 23 /2025

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 5, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 5, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.